FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the 7th of July, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F _____X_____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____   No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


M-Systems Flash Disk Pioneers, Ltd.
(Registrant)


Date: July 7th, 2003   By: /s/ Etan Mogilner
                                                 Associate General Counsel



NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock
O'Leary and Partners Public Relations
bsherlock@olearypr.com
Tel: 1-949-224-4035

Investor Contacts for M-Systems:
Jeff Corbin / Evan Smith
KCSA Worldwide
jcorbin@kcsa.com / esmith@kcsa.com
Tel: 1-212-682-6300

FOR IMMEDIATE RELEASE

M-Systems Introduces Smart DiskOnKey® as the Only First-Class Technology Platform for the USB Keychain Storage Category

Company's New Platform Delivers Application and Hardware Solutions to Partners

FREMONT, Calif., May 14, 2003 **-** M-Systems' (Nasdaq: FLSH) DiskOnKey, the defacto standard and leader in the USB keychain storage category, today announced the Smart DiskOnKey Technology Platform, an evolutionary step for USB keychain storage devices. The platform was developed to meet tier one brand customer needs for design flexibility and consumer demand for ease-of-use. This enhanced platform delivers the technology foundation for current and next generation keychain devices enabling security, reliability, personalization and future extensions of the device via SW and HW development. With this new platform M-Systems has again taken the USB keychain category to the next level.

Smart DiskOnKey's architecture demonstrates M-Systems' innovative approach to the category. The Company's proprietary patented flash file system, TrueFFS, resides on the platform removing the risk of data loss and corruption on flash memory chips. TrueFFS also allows support for all flash types available in the market, ensuring partners of the best cost/features combination in the market. Performance has been increased with Fly-By, a new process that bypasses a computer's CPU improving read/write speeds to the best level existing in today's market.

"The Smart DiskOnKey platform furthers our vision for the category—allowing us to address the market's need for floppy drive replacement, as well as taking it beyond just simple storage," said Dov Moran, president of M-Systems. "We consistently deliver innovation into the market, and this iteration of the technology sets the stage for the next generation of personal data devices. We are defining the standard and enabling partners to customize and leverage these devices for specific consumer or business solutions."

Through Smart DiskOnKey, M-Systems is not only meeting the need for floppy replacement technology but also tier one brand partners requirements for design flexibility and higher capacities. This is accomplished by delivering a variety of PCBs such as those currently found in the DiskOnKey Classic and DiskOnKey Pro, and now also with the introduction of a 1GB USB 2.0 device. The platform further improves ease-of-use for consumers, the guiding line for M-Systems' USB drives from the beginning, and empowers partners to customize designs, create applications and differentiate themselves through this groundbreaking technology.

"OEMs, brand partners and application developers have realized the potential of the Smart DiskOnKey Technology Platform as offering compelling solutions including such features as data security, data integrity, complex storage functions and bootability," said Blaine Phelps, director of worldwide marketing, M-Systems' DiskOnKey Business

Unit. "In fact our partners are validating their trust in M-Systems by including Smart DiskOnKey on their packaging and marketing materials that accompany their keychain storage devices."

As the USB keychain storage category matures, data privacy and reliability are taking a prominent role. M-Systems has been a leader in the security space with its Fortress Security division, the renowned hardware-based encryption developer. M-Systems has offered privacy protection on its DiskOnKey devices with its KeySafe privacy product since 2001. The Smart DiskOnKey platform enables continued innovation for evolving security needs.

M-Systems has garnered industry endorsement and trust through the acceptance of the Software Developers Kit (SDK) among a variety of application providers. CapMed, an application developer and partner, has capitalized on Smart DiskOnKey Technology with the recent implementation of the CapMed Personal HealthKey™. This portable medical record enables user's to securely manage, transfer and communicate health information by integrating CapMed's award-winning personal health management software with the DiskOnKey. This technology plays to powerful trends in healthcare such as medical errors and HIPAA by enabling seamless access to patient-controlled data via the HealthKey. Additionally, the HealthKey can be customized to interface and capture data from physicians, hospitals, medical imaging, insurers, pharmacy and labs. IO Data, a partner of M-Systems, has implemented the SDK to design a graphical user interface (GUI) allowing partners to customize the device for their own specific needs. NovaStor, a software storage solution provider, has implemented automatic backup solutions using M-Systems' DiskOnKey device combined with its data protection software. Critical data is automatically located and routed to the keychain storage device for backup.

"The USB flash drive market has achieved significant growth recently by addressing consumers' needs for a widely accepted format for a removable solid state storage device. USB flash drives are poised to become a competitive threat to standard flash card formats. It is the ubiquity of the USB port that gives the USB Flash drive a distinct advantage over standard flash cards while also posing a serious threat to the existence of the functionally obsolete floppy disk drive," said Joseph Unsworth, analyst semiconductor memories, Gartner Dataquest.

About M-Systems' Smart DiskOnKey Technology Platform

Smart DiskOnKey platform is a unique solution offering tier one brand partners the option to choose from M-Systems' existing product line or to differentiate themselves by designing their own form factor while still using M-Systems' internal architecture. The award-winning DiskOnKey product line offers trusted quality, reliability and data protection. M-Systems substantiates this claim by submitting the DiskOnKey Classic, DiskOnKey Pro and DiskOnKey Classic 2.0 to rigorous testing for reliability and durability, earning Microsoft's Windows Hardware Quality Testing Lab (WHQL) certification as well as receiving the certified-USB logo set by the USB-IF. Smart DiskOnKey platform offers storage capacities ranging from 16MB to 1GB with the flexibility to support applications directly from the device. Smart DiskOnKey is supported by numerous development tools, allowing the creation of both HW and SW extensions of the device beyond simple storage functionality. It is offered globally, through major partners including IBM, Apple, Compaq, Fujifilm, Iomega, Verbatim and others.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile, and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFD™) product families. For more information, please contact M-Systems at www.m-sys.com.

NOTE: This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the Company's industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company's and its customers' inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company's and its customers' products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company's and its customers' products; and other risk factors detailed in the Company's most recent annual report and/or in any of its other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the Information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.



NEWS RELEASE

Editorial Contact for M-Systems: Investor Contacts for M-Systems:
Bryan Sherlock   Jeff Corbin / Evan Smith
O'Leary and Partners Public Relations   KCSA Worldwide
bsherlock@topr.com   jcorbin@kcsa.com / esmith@kcsa.com
Tel: 1-949-224-4035   Tel: 1-212-682-6300

FOR IMMEDIATE RELEASE

M-Systems Reaches Agreement with Apacer for USB Drive Technology

New Agreement Combines M-Systems' Technology Heritage and Intellectual Property with Apacer's Channel Prowess

FREMONT, Calif., May 20, 2003 – M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced an agreement with Apacer, the innovative digital storage provider. The new deal with M-Systems will place Apacer's uniquely designed Handy Steno 1.1 devices through Apacer's extensive retail and OEM sales channels.

"The USB Drive market is growing at a phenomenal rate," said Lawrence Lo, vice president sales and marketing of Apacer. "The partnership with M-Systems combines our channel expertise with their renowned USB Drive leadership creating a synergetic and profitable marketing opportunity for both parties."

"As a market leader in their own right, Apacer values the importance of licensing intellectual property from market leaders such as M-Systems for their devices," said Blaine Phelps, director of worldwide marketing, M-Systems' DiskOnKey Business Unit. "This alliance will allow both companies to work together in developing the category ultimately benefiting consumers and partners as the USB Drive category continues to proliferate."

About Apacer

Apacer has dedicated itself to digital storage applications and service. Aiming to accelerate the adoption of digital technology throughout modern life, Apacer has focused on integrating core software and hardware technology with innovative design engineering to develop a complete series of IT and IA (information appliance) digital storage products, such as digital media copiers, USB flash drives, card readers and flash memory cards. Please visit www.apacer.com for more information.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile, and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFD™) product families. For more information, please contact M-Systems at www.m-sys.com.

# # #

NOTE: This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the Company's industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company's and its customers' inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company's and its customers' products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company's and its customers' products; and other risk factors detailed in the Company's most recent annual report and/or in any of its other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the Information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.